

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

Mail Stop 4631

December 31, 2009

F. Terrence Blanchard
Chief Financial Officer
Lawson Products, Inc.
1666 East Touhy Avenue
Des Plains, Illinois 60018

> **Re: Lawson Products, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **File No. 0-10546**

Dear Mr. Blanchard:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR FISCAL YEAR ENDED DECMEBER 31, 2008

Item 7. Management's Discussion and Analysis, page 13
Liquidity and Capital Resources, page 16

1.   In future filings please disclose the Amended Credit Facility's specific covenant ratios.

Critical Accounting Policies, page 18

2.	Based on the significance of your goodwill balance, the goodwill impairment
charge you recorded in 2008, and your market capitalization relative to the
carrying value of equity, please revise future filings to include a critical
accounting policy detailing your process for evaluating goodwill impairment.
Refer to Section 501.14 of the Financial Reporting Codification, SFAS 142, and
Release No. 33-8350, Interpretation-Commission's Guidance Regarding
Management's Discussion and Analysis of Financial Condition and Results of
Operations on our website at http://www.sec.gov/rules/interp/33-
8350.htm#P180_57133 for guidance. Please supplementally provide us your
proposed disclosures.

3.	Please clarify how you determine your reporting units under SFAS 142. To the
extent that any of your reporting units have estimated fair values that are not
substantially in excess of their carrying value and goodwill for these reporting
units, in the aggregate or individually, could materially impact your operating
results, please identify those reporting units and provide the following
disclosures:
- The percentage by which fair value exceeds carrying value as of the most-
recent step-one test.
- The amount of goodwill allocated to the reporting unit.
- A description of the assumptions that drive the estimated fair value.
- A discussion of any uncertainties associated with the key assumptions.
For example, to the extent that you have included assumptions in your
discounted cash flow model that deviate from your historical results,
please include a discussion of these assumptions.
- A discussion of any potential events, trends and/or circumstances that
could have a negative effect on estimated fair value.
- Any other material and useful information you gather and analyze
regarding the risks of recoverability of goodwill.
If you have determined that estimated fair values substantially exceed carrying
values for all of your reporting units, please disclose that determination. Refer to
Item 303 of Regulation S-K and Sections 216 and 501.14 of the Financial
Reporting Codification for guidance.

Note E – Goodwill, page 31

4.	Please expand your disclosures in future filings to describe the specific facts,
circumstances, and changed assumptions that resulted in the goodwill impairment
that you recorded during the fourth quarter of 2008 in accordance with paragraph
47 of SFAS 142.

Controls and Procedures, page 43

5.   We note that your description of your disclosure controls and procedures does not appear to conform to the definition provided in Rules 13a-15(e) and 15d-15(e) of the Exchange Act. In future filings, please revise your statement to ensure you describe your disclosure controls and procedures in accordance with the two-part definition provided in Rules 13a-15(e) and 15d-15(e) of the Exchange Act or simply state whether they are effective. Please confirm to us supplementally that your disclosure control and procedures were effective in accordance with the two-part definition.

FORM 10-K/A FILED APRIL 20, 2009

Compensation Discussion & Analysis, page 5
Elements of Total Compensation, page 7
Annual Incentive Plan ("AIP"), page 8

6.   We note your disclosure in the table presenting the target bonuses and actual bonuses received in 2008. Please tell us supplementally, with a view toward future disclosure, whether you assigned particular weightings to each individual performance goals you identify for each named executive in the fourth paragraph of this section to calculate the "Bonus Awarded" column of the table. If you did not establish weightings for each individual performance measure, please tell us how you ultimately determined the amount in the Bonus Awarded column for each named executive officer. See Item 402(b)(1)(v) of Regulation S-K.

2004-2008 Long-Term Capital Accumulation Plan ("LTCAP"), page 9

7.   Please tell us supplementally, with a view toward future disclosure, the overall LTCAP pool amount as calculated pursuant to the first full paragraph on page 10.

Stock Performance Rights ("SPRs"), page 11

8.   In future filings, please disclose how you determine the amount of SPRs awarded to each named executive officer.   See Item 402(b)(1)(v) of Regulation S-K.

Certain Relationships and Related Transactions, page 27

9.   In future filings, please disclose whether your related party transaction policies and procedures are in writing and, if not, how such policies and procedures are evidenced. See Item 404(b)(1)(iv) of Regulation S-K.

10.   In future filings, pursuant to paragraph (b) of Item 404 of Regulation S-K, please describe your policies and procedures for review, approval, and ratification of any transaction required to be disclosed under paragraph (a) of Item 404. In

particular, this includes a discussion of the standards to be applied pursuant to such policies and procedures.

FORM 10-Q FOR THE PREIOD ENDED SEPTEMBER 30, 2009

Item 2. Management's Discussion and Analysis, page 12

11.   We note your disclosures on pages 13 and 14 that the 2008 gross margin included a $2.4 million favorable inventory reserve adjustment. Please explain to us your basis for recording a favorable inventory reserve adjustment since it appears to us that when an inventory reserve is recorded it establishes a new cost basis.

FORM 8-K FILED AUGUST 25, 2009

12.   Please file a complete copy of the Credit Agreement dated August 21, 2009, including all schedules and exhibits thereto, with your next Exchange Act report.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Bret Johnson, Staff Accountant, at (202) 551-3753 or Anne McConnell, Senior Staff Accountant, at (202) 551-3709 if you have questions regarding the financial statements and related comments. Please contact Chambre Malone, Staff Attorney, at (202) 551-3262 or Craig Slivka, Special Counsel, at (202) 551-3729 if you have any other questions.

Sincerely,

John Hartz
Senior Assistant Chief
Accountant